HSBC ◆

June 2017
Free Writing Prospectus
Registration Statement No. 333-202524
Dated June 14, 2017
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Auto-Callable Securities due June 28, 2022
Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index
Principal at Risk Securities

The securities offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"). The securities do not pay interest or guarantee the repayment of any principal. The securities will be automatically redeemed if the official closing level of **each** underlying index on any of the quarterly call observation dates is greater than or equal to its initial level, for an early redemption payment that will increase over the term of the securities and that will correspond to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date, as described below. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final level of **each** underlying index is greater than or equal to its initial level, investors will receive a fixed positive return that will also correspond to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date, as described below. If the securities are not automatically redeemed prior to maturity and the final level of the worst performing underlying index is less than its initial level but greater than or equal to 70% of its initial level, which we refer to as the downside threshold level, investors will receive the principal amount of the securities. However, if the securities are not automatically redeemed prior to maturity and the final level of **any** underlying index is less than its downside threshold level, investors will be exposed to the decline in the worst performing underlying index on a 1 to 1 basis and will receive a payment at maturity that is less than 70% of the principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment. These securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of the underlying indices in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the principal amount if **each** underlying index closes at or above its initial level on a quarterly call observation date or the final valuation date, as applicable, and the limited protection against loss that applies only if the final level of the worst performing underlying index is greater than or equal to its downside threshold level. All payments on the securities are subject to the credit risk of HSBC.

SUMMARY TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Underlying indices:	S&P 500® Index (Bloomberg symbol: SPX) (the "SPX"), Russell 2000® Index (Bloomberg symbol: RTY) (the "RTY") and EURO STOXX 50® Index (Bloomberg symbol: SX5E) (the "SX5E") (each, an "underlying index")
Aggregate principal amount:	$
Principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date*:	June 23, 2017
Original issue date*:	June 28, 2017 (3 business days after the pricing date)
Final valuation date*:	June 23, 2022, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity date*:	June 28, 2022, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Early redemption:	If, on any of the quarterly call observation dates, the official closing level of **each** underlying index is greater than or equal to its initial level, the securities will be automatically redeemed for the early redemption payment on the related call payment date.
Early redemption payment:	For each security, the early redemption payment will be an amount in cash corresponding to a return of at least 3.30% per quarter (13.20% per annum), to be determined on the pricing date, for each quarterly call observation date beginning on June 29, 2018, as follows: $1,132.00, $1,165.00, $1,198.00, $1,231.00, $1,264.00, $1,297.00, $1,330.00, $1,363.00, $1,396.00, $1,429.00, $1,462.00, $1,495.00, $1,528.00, $1,561.00, $1,594.00, $1,627.00 and $1,660.00. No further payments will be made on the securities once they have been redeemed.
Call observation dates*:	June 29, 2018, September 24, 2018, December 27, 2018, March 25, 2019, June 24, 2019, September 23, 2019, December 23, 2019, March 23, 2020, June 23, 2020, September 23, 2020, December 23, 2020, March 23, 2021, June 23, 2021, September 23, 2021, December 23, 2021, March 23, 2022 and June 23, 2022 (the final valuation date), each subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Call payment dates:	The third business day after the relevant call observation date, unless specified otherwise in the table under "—Early redemption payment" herein.
Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment for each security as follows: • If the final level of **each** underlying index is greater than or equal to its initial level: $1,660.00 • If the final level of the worst performing underlying index is less than its initial level but is greater than or equal to its downside threshold level: $1,000 • If the final level of **any** underlying index is less than its downside threshold level: $1,000 × index performance factor of the worst performing underlying index. Under this circumstance, you will lose at least 30%, and possibly all, of your principal amount.
Index performance factor:	Final level / initial level
Downside threshold level:	70% of the initial level
Initial level:	With respect to each underlying index, its official closing level on the pricing date.
Final level:	With respect to each underlying index, its official closing level on the final valuation date.
Official closing level:	With respect to each underlying index, its official closing level on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>" and with respect to the SX5E, "SX5E <INDEX>") or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Worst performing underlying index:	The underlying index with the largest percentage decrease from its initial index level to its final index level.
Estimated initial value:	The estimated initial value of the securities will be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP/ISIN:	40435FAF4 / US40435FAF45
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information About the Securities—Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per security	$1,000.00	$25.00[(1)] $5.00[(2)]	$970
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $30.00 per $1,000 principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $25.00 for each security they sell. See "Additional Information About the Securities—Supplemental plan of distribution (conflicts of interest)."
(2) Of the amount per $1,000 principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each security.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

The estimated initial value of the securities on the pricing date is expected to be between $930 and $970 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

> **The Equity Index Underlying Supplement dated March 5, 2015 at:** http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
>
> **The prospectus supplement dated March 5, 2015 at:** http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
>
> **The prospectus dated March 5, 2015 at:** http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC.

HSBC ◆

Auto-Callable Securities due June 28, 2022
Based on the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index
Principal at Risk Securities

Investment Summary

Auto-Callable Securities
Principal at Risk Securities

Auto-Callable Securities due June 28, 2022 (the "securities") Based on the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index do not pay interest or guarantee the repayment of any principal. The securities will be automatically redeemed if the official closing level of **each** underlying index on any of the quarterly call observation dates is greater than or equal to its initial level, for an early redemption payment that will increase over the term of the securities and that will correspond to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date, as described below. At maturity, if the securities have not previously been redeemed and the final level of **each** underlying index is greater than or equal to its initial level, investors will receive a fixed positive return that will also correspond to a return of at least at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date, as described below. If the final level of the worst performing underlying index is less than its initial level but greater than or equal to its downside threshold level, which is 70% of the initial level, investors will receive the principal amount of $1,000 per security. However, if the final level of **any** underlying index is less than its downside threshold level, investors will be exposed to the decline in the worst performing underlying index on a 1 to 1 basis and will receive a payment at maturity that is less than 70% of the principal amount of the securities and could be zero. **Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment.**

Maturity:	5 years
Automatic early redemption quarterly:	If, on any of the quarterly call observation dates, the official closing level of **each** underlying index is greater than or equal to its initial level, the securities will be automatically redeemed for the early redemption payment on the related call payment date.
Early redemption payment:	For each security, the early redemption payment will be an amount in cash corresponding to a return of at least 3.30% per quarter (13.20% per annum), to be determined on the pricing date, for each quarterly call observation date, as follows:

Call observation dates	Call payment dates	Return	Redemption amount (per $1,000 Security)
June 29, 2018	July 5, 2018	13.20%	$1,132.00
September 24, 2018	September 27, 2018	16.50%	$1,165.00
December 27, 2018	January 2, 2019	19.80%	$1,198.00
March 25, 2019	March 28, 2019	23.10%	$1,231.00
June 24, 2019	June 27, 2019	26.40%	$1,264.00
September 23, 2019	September 26, 2019	29.70%	$1,297.00
December 23, 2019	December 30, 2019	33.00%	$1,330.00
March 23, 2020	March 26, 2020	36.30%	$1,363.00
June 23, 2020	June 26, 2020	39.60%	$1,396.00
September 23, 2020	September 28, 2020	42.90%	$1,429.00
December 23, 2020	December 30, 2020	46.20%	$1,462.00
March 23, 2021	March 26, 2021	49.50%	$1,495.00
June 23, 2021	June 28, 2021	52.80%	$1,528.00
September 23, 2021	September 28, 2021	56.10%	$1,561.00
December 23, 2021	December 31, 2021	59.40%	$1,594.00
March 23, 2022	March 28, 2022	62.70%	$1,627.00
Final Valuation Date (June 23, 2022)	Maturity Date (June 28, 2022)	66.00%	$1,660.00

No further payments will be made on the securities once they have been redeemed.

Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment for each security as follows: • If the final level of **each** underlying index is greater than or equal to its initial level: $1,660.00 • If the final level of the worst performing underlying index is less than its initial level but is greater than or equal to its downside threshold level: $1,000 • If the final level of **any** underlying index is less than its downside threshold level: $1,000 × index performance factor of the worst performing underlying index. Under this circumstance, you will lose at least 30%, and possibly all, of your principal amount. **Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment.**

Key Investment Rationale

The securities do not provide interest and do not guarantee the repayment of any principal. The securities will be automatically redeemed for an early redemption amount corresponding to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date if the official closing level of **each** underlying index on any of the quarterly call observation dates is **greater than or equal to** its initial level.

The following scenarios are for illustrative purposes only to demonstrate how an automatic early redemption or the payment at maturity (if the securities have not previously been redeemed) are calculated, and do not attempt to demonstrate every situation that may occur. Accordingly, the securities may or may not be redeemed prior to maturity and the payment at maturity may be less than the principal amount of the securities and may be zero.

Scenario 1: The securities are redeemed prior to maturity	When **each** underlying index closes at or above its initial level on one of the quarterly call observation dates, the securities will be automatically redeemed for the applicable early redemption payment on the related call payment date, corresponding to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date.
Scenario 2: The securities are not redeemed prior to maturity and investors receive a fixed positive return at maturity	This scenario assumes that at least one underlying index closes below its initial level on each of the quarterly call observation dates. Consequently, the securities are not redeemed prior to maturity. On the final valuation date, **each** underlying index closes at or above its initial level. At maturity, investors will receive a cash payment equal to $1,660.00 per security, corresponding to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date.
Scenario 3: The securities are not redeemed prior to maturity, and investors receive the principal amount at maturity	This scenario assumes that at least one underlying index closes below its initial level on each of the quarterly call observation dates. Consequently, the securities are not redeemed prior to maturity. On the final valuation date, the worst performing underlying index closes below its initial level but at or above its downside threshold level of 70% of the initial level. At maturity, investors will receive a cash payment equal to the principal amount of $1,000 per security.
Scenario 4: The securities are not redeemed prior to maturity and investors suffer a substantial loss of principal at maturity	This scenario assumes that at least one underlying index closes below its initial level on each of the quarterly call observation dates. Consequently, the securities are not redeemed prior to maturity. On the final valuation date, **any** underlying index closes below its downside threshold level. At maturity, investors will receive an amount equal to the principal amount multiplied by the index performance factor of the worst performing underlying index. Under this circumstance, the payment at maturity will be significantly less than 70% of the principal amount and could be zero.

Investor Suitability

The securities may be suitable for you if:

- You believe that the official closing level of **each** underlying index will be equal to or greater than its initial level on one or more of the call observation dates.

- You are willing to make an investment that is potentially exposed to downside performance of the worst performing underlying index on a 1-to-1 basis.

- You are willing to hold securities that will be automatically called on any call observation date on which the official closing level of **each** underlying index is at or above its initial level.

- You are willing to be exposed to the possibility of early redemption.

- You are willing to invest in a security in which the maximum return is limited to the early redemption payment.

- You are willing to hold the securities to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying indices.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You believe that the official closing level of **any** underlying index will be less than its initial level on each of the call observation dates, and below its downside threshold level on the final valuation date.

- You are unwilling to make an investment that is potentially exposed to downside performance of the worst performing underlying index on a 1-to-1 basis.

- You are unable or unwilling to hold securities that will be automatically called on any call observation date on which the official closing level of **any** underlying index is at or above its initial level, or you are otherwise unable or unwilling to hold the securities to maturity.

- You are unwilling to be exposed to the possibility of early redemption.

- You are unwilling to invest in a security in which the maximum return is limited to the early redemption payment.

- You prefer to receive guaranteed periodic interest payments on the securities.

- You seek an investment for which there will be an active secondary market.

- You are not willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying indices.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and page S-1 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the securities included in the underlying indices. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

"—Risks Relating to All Note Issuances" in the prospectus supplement;

"—General Risks Related to Indices" in the Equity Index Underlying Supplement;

"—Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and to a lesser extent, foreign markets" in the Equity Index Underlying Supplement; and

"—Time differences between the domestic and foreign markets and New York City may create discrepancies in the trading level or price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The securities do not pay interest and you may lose your entire principal amount.** The securities differ from ordinary debt securities in that they do not pay any interest or guarantee the return of any principal amount at maturity. If the securities have not been automatically redeemed prior to maturity and if the final level of **any** underlying index is less than its downside threshold level, you will be exposed to the decline in the closing level of the worst performing underlying index, as compared to its initial level, on a 1 to 1 basis, and you will receive for each security that you hold at maturity an amount equal to the principal amount times the index performance factor of the worst performing underlying index. In this case, the payment at maturity will be less than 70% of the principal amount and could be zero.

- **The appreciation potential of the securities is limited by the quarterly return rate of at least 3.30% per quarter (an annual return rate of at least 13.20% per annum), to be determined on the pricing date.** The appreciation potential of the securities is limited to the fixed early redemption payments specified for each call observation date, if **each** underlying index closes at or above its initial level on any of the call observation dates, or to the fixed payment at maturity of $1,660.00 per security, if the securities have not been redeemed and the final level of **each** underlying index is at or above its initial level. You will not participate in any appreciation of the underlying indices, which could be significant. Accordingly, the return on the securities may be significantly less than the return on a direct investment in the underlying indices during the term of the securities.

- **The securities may be called prior to the maturity date**. The term of your investment in the securities may be shortened due to the automatic early redemption feature of the securities. If the securities are redeemed prior to maturity, you will receive no further payments on the securities and may be forced to invest in a lower interest rate environment. You may not be able to reinvest at comparable terms or returns.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

- **The market price of the securities will be influenced by many unpredictable factors.** Several factors will influence the market price of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the values, volatilities and dividend yields, as applicable, of the underlying indices and the securities comprising the underlying indices, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of each underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the Underlying Indices" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your securities prior to maturity.

▪ **You are exposed to the market risk of all underlying indices, with respect to both the early redemption payments, if any, and the payment at maturity, if any.** Your return on the securities is not linked to a basket consisting of the 3 underlying indices. Rather, it will be contingent upon the independent performance of each underlying index. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to all of the underlying indices. Poor performance by **any** underlying index over the term of the securities may negatively affect your return and will not be offset or mitigated by any positive performance by the other underlying indices. To receive an early redemption payment, **all** of the underlying indices must close at or above their respective initial levels on a call observation date. In addition, if **any** underlying index has decreased to below its respective downside threshold level as of the final valuation date, you will be **fully exposed** to the decrease in the worst performing underlying index on a 1 to 1 basis, even if the other underlying indices have appreciated. Under this scenario, the payment at maturity will be less than 70% of the stated principal amount and could be zero. Accordingly, your investment is subject to the market risk of each of the underlying indices.

▪ **Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no early redemption payment and sustaining a significant loss on your investment than if the securities were linked to just one underlying index.** The risk that you will not receive an early redemption payment, or that you will suffer a significant loss on your investment, is greater if you invest in the securities as opposed to substantially similar securities that are linked to the performance of just one underlying index. With 3 underlying indices, it is more likely that one or more of the underlying indices will close below its respective initial level on any call observation date (including the final valuation date) and below its downside threshold level on the final valuation date, than if the securities were linked to only one underlying index. Therefore, it is more likely that you will not receive an early redemption payment, and that you will suffer a significant loss on your investment.

▪ **Investing in the securities is not equivalent to investing in the stocks included in the underlying indices.** Investing in the securities is not equivalent to investing in the component securities of the underlying indices. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying indices.

▪ **Small-capitalization risk.** The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

▪ **Risks Associated with non-U.S. companies.** The level of the SX5E depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in their respective home countries, including changes in governmental, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. Those foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the securities.

▪ **The securities will not be adjusted for changes in exchange rates.** Although the equity securities comprising the SX5E are traded in euro, and the securities are denominated in U.S. dollars, the amount payable on the securities, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may reflect changes in the Eurozone economy that in turn may affect the level of the SX5E, and therefore the securities.

- **Adjustments to any underlying index could adversely affect the value of the securities.** The publisher of an underlying index may add, delete or substitute the securities comprising the relevant underlying index. In addition, the publisher of an underlying index may make other methodological changes that could change the level of that underlying index. Further, the publisher of an underlying index may discontinue or suspend calculation or publication of that underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would pay when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying indices and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 12 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **Higher early redemption payments or lower downside threshold levels are generally associated with underlying indices with greater expected volatility and therefore can indicate a greater risk of loss.** "Volatility" refers to the frequency and magnitude of changes in the level of the underlying indices. The greater the expected volatility with respect to the underlying indices on the pricing date, the higher the expectation as of the pricing date that the levels of the underlying indices could close below their respective downside threshold levels on the final valuation date, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher early redemption payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower downside threshold level or a higher early redemption payment) than for similar securities linked to the performance of the underlying indices with a lower expected volatility as of the pricing date. You should therefore understand that a relatively higher early redemption payment may indicate an increased risk of loss. Further, a relatively lower downside threshold level may not necessarily indicate that the securities have a greater likelihood of a repayment of principal at maturity. The volatility of the underlying indices can change significantly over the term of the securities. The levels of the underlying indices for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlying indices and the potential to lose some or all of your principal at maturity.

- **The amount payable on the securities is not linked to the level of the underlying indices at any time other than the call observation dates and the final valuation date.** Whether the securities will be automatically called and the payment at maturity will be based on the official closing levels of the underlying indices on the call observation dates and the final valuation date, as applicable, subject to postponement for non-trading days and certain market disruption events. Even if the level of an underlying index appreciates prior to the relevant call observation date or the final valuation date but then decreases on that date, the securities will not be automatically called and the payment at maturity will be less, and may be significantly less, than it would have been had the payment on the securities been linked to the levels of the underlying indices prior to that decrease. Although the actual level of the underlying indices on the stated maturity date or at other times during the term of the securities may be higher than the official closing levels of the underlying indices on the call observation dates and the final valuation date, whether the securities will be automatically called and the payment at maturity will be based solely on the official closing levels of the underlying indices on the call observation dates and the final valuation date.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities until they are automatically called or to maturity.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying indices or the securities comprising the underlying indices), including trading in the securities comprising the underlying indices as well as in other instruments related to the underlying indices. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the relevant call observation date or the final valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the underlying indices on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial level and, therefore, could increase the level at which the underlying indices must close so that an investor does not suffer a loss on the investor's initial investment in the securities. Additionally, hedging or trading activities during the term of the securities, including on the call observation dates and the final valuation date, could adversely affect the level of the underlying indices on those days and, accordingly, whether the securities will be redeemed prior to maturity and the amount of cash, if any, an investor will receive at maturity.

- **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial level, the downside threshold level, the final level, whether the securities will be automatically called and whether a market disruption event has occurred, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of an underlying index. These determinations, which may be subjective, may adversely affect the payment on the securities. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial level, that might affect the value of your securities. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in the securities, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether the securities are redeemed prior to maturity will be determined by reference to the official closing level of the underlying indices on each of the quarterly call observation dates, and the payment at maturity will be determined by reference to the official closing level of the underlying indices on the final valuation date. The actual initial level and downside threshold level will be determined on the pricing date. Some numbers appearing in the examples below have been rounded for ease of analysis. All payments on the securities are subject to the credit risk of HSBC. The below examples are based on the following terms:

Hypothetical Initial levels:	With respect to each underlying index, 100.00
Hypothetical Downside Threshold Levels:	With respect to each underlying index, 70.00, which is 70% of its hypothetical initial index level
Early Redemption Payment:	For each security, the early redemption payment will be an amount in cash corresponding to a return of at least 3.30% per quarter (at least 13.20% per annum), to be determined on the pricing date, for each quarterly call observation date, as follows:

Call observation dates	Call payment dates	Return	Redemption amount (per $1,000 security)
June 29, 2018	July 5, 2018	13.20%	$1,132.00
September 24, 2018	September 27, 2018	16.50%	$1,165.00
December 27, 2018	January 2, 2019	19.80%	$1,198.00
March 25, 2019	March 28, 2019	23.10%	$1,231.00
June 24, 2019	June 27, 2019	26.40%	$1,264.00
September 23, 2019	September 26, 2019	29.70%	$1,297.00
December 23, 2019	December 30, 2019	33.00%	$1,330.00
March 23, 2020	March 26, 2020	36.30%	$1,363.00
June 23, 2020	June 26, 2020	39.60%	$1,396.00
September 23, 2020	September 28, 2020	42.90%	$1,429.00
December 23, 2020	December 30, 2020	46.20%	$1,462.00
March 23, 2021	March 26, 2021	49.50%	$1,495.00
June 23, 2021	June 28, 2021	52.80%	$1,528.00
September 23, 2021	September 28, 2021	56.10%	$1,561.00
December 23, 2021	December 31, 2021	59.40%	$1,594.00
March 23, 2022	March 28, 2022	62.70%	$1,627.00
Final Valuation Date (June 23, 2022)	Maturity Date (June 28, 2022)	66.00%	$1,660.00

No further payments will be made on the securities once they have been redeemed.

Payment at Maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment for each security as follows:

- If the final level of **each** underlying index is **greater than or equal to** its initial level:

  $1,660.00

- If the final level of the worst performing underlying index is **less than** its initial level but **greater than or equal to** its downside threshold level:

  $1,000

- If the final level of **any** underlying index is **less than** its downside threshold level:

  $1,000 × index performance factor of the worst performing underlying index

  Under this circumstance, you will lose at least 30%, and possibly all, of your principal amount.

Principal Amount:	$1,000 per security

Automatic Call:

Automatic Call Example — the securities are redeemed following the second call observation date

		Automatic Call Example		
	Official Closing Level on the Applicable Call Observation Date			
Call Observation Dates	SPX	RTY	SX5E	Early Redemption Payment
#1	80.00 (**below** its initial level)	110.00 (**below** its initial level)	90.00 (**below** its initial level)	N/A
#2	110.00 (**above** its initial level)	120.00 (**above** its initial level)	105.00 (**above** its initial level)	$1,165.00

In this example, the official closing level of at least one underlying index on the first call observation date is below its initial level, and the official closing level of **each** underlying index on the second call observation date is at or above its initial level. Therefore, the securities are automatically redeemed on the second call payment date. Investors will receive $1,165.00 per security on the related call payment date, corresponding to a quarterly return of at least 3.30% (an annual return of at least 13.20%), to be determined on the pricing date. No further payments will be made on the securities once they have been redeemed.

Payment at Maturity

In the following examples, the official closing level of **at least one** underlying index on each quarterly call observation date is less than its initial level, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1 — the final level of each underlying index is at or above its initial level

	Example 1		
Official Closing Level on the Final Valuation Date			
SPX	RTY	SX5E	Payment at Maturity
102.00 (**above** its initial level)	110.00 (**above** its initial level)	115.00 (**above** its initial level)	$1,660.00

In this example, the official closing level of at least one underlying index is below its initial level on each of the call observation dates, and therefore the securities are not redeemed prior to maturity. On the final valuation date, **each** underlying index has appreciated from its hypothetical initial level. At maturity, investors receive $1,660.00 per security, corresponding to an annual return of at least 3.30% per quarter (13.20% per annum), to be determined on the pricing date. However, investors do not participate in the appreciation of the underlying indices over the term of the securities.

Example 2 — the final level of the worst performing underlying index is below its initial level but at or above its downside threshold level

	Example 2		
Official Closing Level on the Final Valuation Date			
SPX	RTY	SX5E	Payment at Maturity
105.00 (**above** its initial level)	80.00 (**below** its initial level, but above its downside threshold level)	102.00 (**above** its initial level)	$1,000.00

In this example, the official closing level of at least one underlying index is below its initial level on each of the call observation dates, and therefore the securities are not redeemed prior to maturity. On the final valuation date, the final level of the worst performing underlying index is below its initial level but at or above its downside threshold level, and accordingly, investors receive a payment at maturity equal to the principal amount of $1,000 per security, even though the final levels of the other underlying indices are above their initial levels.

Example 3 — the final level of any underlying index is below its downside threshold level

Example 3			
Official Closing Level on the Final Valuation Date			
SPX	RTY	SX5E	Payment at Maturity
50.00 (**below** its downside threshold level)	80.00 (**below** its initial level, but above its downside threshold level)	110.00 (**above** its initial level)	$1,000 × index performance factor of the worst performing underlying index = $1,000 × 50% = $500

In this example, the official closing level of at least one underlying index is below its initial level on each of the call observation dates, and therefore the securities are not redeemed prior to maturity. On the final valuation date, the final level of an underlying index is below its downside threshold level, and accordingly, investors are fully exposed to the negative performance of the worst performing underlying index over the term of the securities, and will receive a payment at maturity that is significantly less than the principal amount of the securities, even though the final levels of the other underlying indices are above their downside threshold levels. The payment at maturity is $500 per security, representing a loss of 50% on your investment.

If the securities are not redeemed prior to maturity and the final level of any underlying index is less than its downside threshold level, you will lose a significant portion or all of your investment in the securities.

HSBC

Auto-Callable Securities due June 28, 2022
Based on the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index
Principal at Risk Securities

Information about the Underlying Indices

S&P 500® Index Overview

This underlying index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of May 31, 2017 were: Information Technology, Health Care, Financials, Consumer Discretionary and Industrials.

For more information about this underlying index, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SPX based on its daily historical official closing level from January 2, 2008 through June 9, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the level of the SPX at any time, including on the determination dates.

Historical Performance of the S&P 500® Index – Daily Official Closing Levels
January 2, 2008 to June 9, 2017



Information about the Underlying Indices

Russell 2000® Index Overview

The RTY is a capitalization-weighted index of stocks of 500 component companies. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of stocks of 500 component companies representing all major industries. The top 5 industry groups by market capitalization as of May 31, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the RTY based on its daily historical official closing level from January 2, 2008 through June 9, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical performance of the RTY should not be taken as an indication of its future performance, and no assurance can be given as to the level of the RTY at any time, including on the determination dates.



Historical Performance of the Russell 2000® Index – Daily Official Closing Levels
January 2, 2008 to June 9, 2017

EURO STOXX 50® Index Overview

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SX5E based on its daily historical official closing level from January 2, 2008 through June 9, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical performance of the SX5E should not be taken as an indication of its future performance, and no assurance can be given as to the level of the SX5E at any time, including on the determination dates.



Historical Performance of the EURO STOXX 50® Index – Daily Official Closing Levels
January 2, 2008 to June 9, 2017

Additional Information About the Securities

This is a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the cover page of this document.

General Information	
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	40435FAF4 / US40435FAF45
Minimum ticketing size:	$1,000 / 1 security
Denominations:	$1,000 per security and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as pre-paid executory contracts with respect to the underlying indices. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the underlying indices. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale, redemption or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale, redemption or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of a security is required to accrue income in respect of the securities prior to the receipt of payment under the security at maturity or its earlier sale, redemption or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale, redemption or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying indices would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying indices were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying indices is or becomes a PFIC or a USRPHC.
	Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the

individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an underlying index or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an underlying index or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the securities will only apply to dispositions after December 31, 2018.

For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc. or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $30 per $1,000 principal amount and will pay to Morgan Stanley Wealth Management a fixed sales commission of $25 for each of the securities they sell. Of the amount per $1,000 principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5 for each security.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Summary Terms—payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for each underlying index immediately preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated final levels, and the positive return, if any, will be calculated based on the time elapsed from the original issue date and the quarterly rate of return of at least 3.30% (at least 13.20% per annum), to be determined on the pricing date. If a market disruption event exists on that scheduled trading day, then the accelerated final valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following

such accelerated postponed valuation date. For the avoidance of doubt, if no market disruption event exists with respect to an underlying index on the scheduled trading day preceding the date of acceleration, the determination of such underlying index's index performance factor will be made on such date, irrespective of the existence of a market disruption event with respect to the other underlying indices occurring on such date.

For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Where you can find more information:	This free writing prospectus relates to an offering of the securities linked to the underlying indices. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the underlying indices, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying indices or any security included in the underlying indices or as to the suitability of an investment in the securities.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and Equity Index Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.